FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2003

Commission File Number:    001-16125

Advanced Semiconductor Engineering, Inc.
(Exact name of Registrant as specified in its charter)

26 Chin Third Road
Nantze Export Processing Zone
Kaoshiung, Taiwan
Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: October 9, 2003	By:	/s/ Joseph Tung
Name: Title:	Joseph Tung Chief Financial Officer

Advanced Semiconductor Engineering, Inc.

FOR IMMEDIATE RELEASE

Contact:

ASE, Inc.
 Joseph Tung, CFO / Vice President
Freddie Liu, Financial Controller
Tel: + 886-2-8780-5489
Fax: + 886-2-2757-6121
ir@aseglobal.com
http://www.aseglobal.com

ADVANCED SEMICONDUCTOR ENGINEERING, INC.
ANNOUNCES RECORD HIGH MONTHLY REVENUES OF SEPTEMBER 2003

TAIPEI, TAIWAN, R.O.C., OCTOBER 8, 2003 – ADVANCED SEMICONDUCTOR ENGINEERING, INC. (NYSE: ASX, TAIEX: 2311), announces its unaudited consolidated net revenues and the unaudited net revenues for its packaging operations in Kaohsiung for the month of September 2003. Both revenues represent new record highs for the respective entities.

CONSOLIDATED MONTHLY NET REVENUES (UNAUDITED) *

(NT$ Million)	Sep 2003	Aug 2003	Sep 2002	Sequential Change	YoY Change

Net Revenues	5,299	4,738	3,984	+12%	+33%

(NT$ Million)	Q3 2003	Q2 2003	Q3 2002	Sequential Change	YoY Change

Net Revenues	14,525	12,773	11,861	+14%	+23%

MONTHLY NET REVENUES FOR PACKAGING OPERATIONS IN KAOHSIUNG

(UNAUDITED)

(NT$ Million)	Sep 2003	Aug 2003	Sep 2002	Sequential Change	YoY Change

Net Revenues	2,938	2,637	2,099	+11%	+40%

(NT$ Million)	Q3 2003	Q2 2003	Q3 2002	Sequential Change	YoY Change

Net Revenues	7,988	6,846	6,409	+17%	+25%

* Such consolidated net revenues include, in addition to net revenues of ASE Inc.’s packaging operations in Kaohsiung, net revenues of majority owned subsidiaries such as ASE Test Limited, ASE (Chung Li) Inc., ASE (Korea) Inc., ASE Holding Electronics (Philippines) Inc. and ASE Material Inc.